Exhibit 4.1

Nova Measuring Instruments Ltd.

STOCK OPTION PLAN 7A

1.	Purposes of the Plan. The purposes of this Stock Option Plan (hereinafter: “the Plan”) are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to such individuals of the Company and to promote the success of the Company’s business, by providing Employees of the Company with the opportunities to purchase shares of the Company, pursuant to the Plan approved by the Board of Directors of the Company, and the Company’s Shareholders’ General Meeting which is designed to benefit from, and is made, subject to Article 21 below, pursuant to, the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 and the rules promulgated there under.

2.	Definitions

2.1	"Board" shall mean the Board of Directors of the Company

2.2	“Committee” shall mean a committee appointed by the Board in accordance with Article 4.1 of this Plan or the Board, in case no such committee is appointed.

2.3	“Company” shall mean Nova Measuring Instruments Ltd., an Israeli corporation, Nova Inc., a corporation registered in the U.S.A., and Nova K.K., a corporation registered in Japan, Nova Measuring Instruments Netherlands B.V., a corporation registered in the Netherlands and Nova Measuring Instruments Taiwan Ltd., a corporation registered in the ROC.

2.4	“Continuous Status as an Employee” shall mean the absence of any interruption or termination of service as an Employee or consultant. Continuous Status as an Employee or Consultant shall not be considered interrupted in the case of sick leave, military leave, or any other leave of absence not exceeding 90 days, or in case reemployment upon the expiration of such leave is guaranteed by contract or statute.

2.5	“Employee” shall mean any person, including officers and directors, employed by or serving for the Company or Subsidiary of the Company.

2.6	“Exercise Price” shall mean the Fair Market Value of the Ordinary Shares of the Company at the time such option is granted to the Employee.

2.7	"Fair Market Value" of an Ordinary Share as of a particular date shall mean:

(i) So long as the Company’s shares are traded on the NASDAQ National Market, the Fair Market Value shall be deemed to be the closing price of the Ordinary Shares of the Company on the NASDAQ National Market on the last business day immediately prior to the date of grant. If the Company’s shares are traded on a security exchange other than NASDAQ National Market and are not traded in the NASDAQ National Market, the Fair Market Value shall be deemed to be the closing price of the Ordinary Shares of the Company on such security exchange on the last business day immediately prior to the date of grant.

(ii) If actively traded over-the-counter, the Fair Market Value shall be deemed to be the average of the closing bid prices over the 30-day period ending immediately prior to the applicable date of valuation;

2.8	"Option" shall mean a stock option granted pursuant to the Plan.

2.9	"Optionee" shall mean an Employee who receives an Option.

2.10	"Ordinary Stock" shall mean the Ordinary Shares of the Company.

2.11	"Plan" shall mean this Stock Option Plan.

2.12	“Share” shall mean a share of Ordinary Stock, as adjusted in accordance with Article 12 below.

3.	Stock Subject to the Plan. Subject to the provisions of Article 12 of the Plan, the maximum aggregate number of shares that may be optioned and sold under the Plan is 600,000 shares of Ordinary Stock. The shares may be authorized, but unissued, shares of Ordinary Stock.

If an Option should expire or become unexercisable, for any reason, without having been exercised in full, the unpurchased Shares subject thereto shall become available for future grant under the Plan, unless the Plan shall have been terminated.

4.	Administration of the Plan.

4.1	Procedure. The Plan shall be administered by the Board

(i) Subject to sub article (ii), the Board may appoint a Committee consisting of not less than two Board members to administer the Plan on behalf of the Board, subject to such terms and conditions as decided by the Board. Once appointed, the Committee shall continue to serve until otherwise directed by the Board.

(ii) The Board may increase the size of the Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefore, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan.

4.2	Powers of the Committee. Subject to the provisions of the Plan, the Committee shall have the authority: (i) to grant Stock Options; (ii) to determine the fair market value of the Ordinary Stock; (iii) to determine the exercise price per share of Options to be granted; (iv) to determine the Employees or Consultants to whom, and the time or times at which, Options shall be granted and the number of shares to be represented by each Option; (v) to interpret the Plan; (vi) to prescribe, amend and rescind rules and regulations relating to the Plan; (vii) to determine the terms and provisions of each Option granted (which need not be identical) and, subject the consent of the holder thereof, modify or amend each Option; (viii) to accelerate or defer (subject to Optionee’s consent) the exercise date of any Option, consistent with the provisions of Article 6 below; (ix) to authorize any person to execute on behalf of the Company any instrument required to effectuate the grant of an option previously granted by the Board; and (x) to make all other determinations deemed necessary or advisable for the administration of the Plan. No member of the Committee shall be held liable for any act or determination made in good faith in respect to the Plan.

4.3	Effect of the Committee’s Decision All decisions, determinations and interpretations of the Committee shall be final and binding to all Optionees and any other holders of any Options granted under the Plan, unless otherwise determined by the Board

5.	Eligibility

5.1	Stock Options may be granted to Employees.

5.2	Nothing in this Plan or any Option granted hereunder shall confer upon any Optionee any right with respect to continuation of employment or consulting relationship with the Company, nor shall it interfere in any way with the Optionee’s right or the Company’s right to terminate his employment relationship at any time, with or without cause.

6.	Term of Plan.

The plan shall become effective upon its adoption by the Board or its approval by the shareholders of the Company, as described in Article 18 of the Plan, whichever is earlier. It shall continue in effect for a term of 10 years from that date unless sooner terminated in accordance with the provisions of this Plan.

7.	Term of Option

The term of each Stock Option shall be no more than 7 years from date of grant.

8.	Trustee

Subject to the provisions of Article 21 below, the Option Awards and/or Shares of the Company issued upon exercise of the Options will be held in trust, by a Trustee (the “Trustee”) who will hold the same pursuant to the Company’s instructions from time to time. The Trustee shall not use the voting rights vested in any such shares and shall not exercise said rights in any way whatsoever, except in cases when, at his discretion and after consulting with the Committee, the Trustee believes that the said rights should be exercised for the protection of the Optionees as a minority among the Company’s Shareholders.

9.	Exercise Price and Consideration

9.1	The consideration to be paid for the exercise of the Option shall be the Exercise Price multiplied by the number of shares to which are allotted to each Optionee.

9.2	The consideration to be paid for the Shares issued upon exercise of an Option, shall consist entirely of cash, check, or such other consideration that may be approved from time to time by the Committee.

10.	Exercise of Option

The exercise of an Option by an Employee shall be governed by the following provisions:

10.1	The Trustee shall be solely entitled to exercise an Option, provided that the shares be held in Trust for a period of not less than two (2) years from the date of approval of this Plan.

10.2	The exercise of an Option shall be subject to the schedules, numbers and amounts as stipulated in the Option certificate, and provided, however, that no Employee shall have the right to exercise more than as set forth in the following vesting schedule:

10.2.1	25% of the Optioned Stock shall be exercisable after 12 month of the date of grant (the "Initial vesting Date");

10.2.2	the remainder of the Optioned Stock shall be exercisable on a monthly basis so that at the end of each month after the Initial Vesting Date the Optionee shall be entitled to exercise 2.083% of the optioned stock;

10.2.3	The Board may at its sole discretion determine that the vesting schedule may be shortened and that the vesting process shall be accelerated provided however, that: (i) such determination shall be made prior to the issuance of any option under the plan; (ii) such determination shall be conditioned upon the Company meeting certain net profit criteria to be affixed by the Board, (iii) such determination shall not shorten the vesting period by more than 6 month for each year and further that the entire vesting period shall be of no less than three years.

10.3	Exercise Procedure. The Option granted hereunder shall be exercisable at such times and under such conditions as determined by the Committee at the time of grant, including performance criteria relating to the Company and/or the Optionee, and as shall be permissible under the terms of the Plan. An Option may not be exercised for a fraction of a Share.

10.4	An Option shall be deemed to be exercised when a written notice of such exercise has been submitted to the Company in accordance with the terms of the Option by the person entitled to exercise the Option and provided that full consideration for the Shares with respect to which the Option is being exercised has been received by the Company. Full consideration may, as authorized by the Committee, consist of any consideration and method of payment allowable under the Plan.

10.5	The Trustee shall not exercise the Option and/or Shares to any Optionee unless the Optionee, prior to or concurrently with such exercise provides the Trustee with written evidence satisfactory in form and substance to the Trustee that all taxes, if any, required to be paid upon such exercise have, in fact, been paid, to the tax authorities or to the Company as the case may be.

10.6	Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock-certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such stock certificate promptly upon exercise of the Option.

10.7	Termination of Status as an Employee. In the event of termination of an Optionee’s Continuous Status as an Employee, such Optionee may exercise Options to the extent exercisable by the date of termination within a period of one monththerefrom (or shorter time as may be specified at the grant), but in no event later than the date of expiration of the term of such Option as set forth in the Option Agreement). To the extent that the Optionee was not entitled to exercise the Option at the date of such termination, or does not exercise such Option within the time specified herein, the Option shall terminate. In the event that the Optionee’s employment is terminated by the Company under circumstances which do not entitle such Optionee with the right to receive compensation for termination and/or in the event that the Optionee breaches any fiduciary duty and/or confidentiality and/or obligation towards the Company and is dismissed as a result of such breach, all Options including exercisable Options shall expire immediately upon the date in which a notice sent by the Company to the Optionee notifying the Optionee of its termination.

10.8	Disability of Optionee. Notwithstanding the provision of Article 10.7 above, in the event of termination of an Optionee’s Continuous Status as an Employee as a result of his total and permanent disability, he may exercise his Option to the extent he was entitled to exercise it at the date of such termination within three (3) months (or such shorter period as is specified in the grant) from the date of such termination (but in no event later than the date of expiration of the term of such Option as set forth in the Option Agreement). To the extent that the Optionee was not entitled to exercise the Option at the date of termination, or does not exercise such Option (to the extent exercisable) within the time specified herein, the Option shall terminate. The Board shall have the exclusive discretion, in exceptional cases, to decide whether an extension to the aforesaid periods is to be granted, and under which terms.

10.9	Death of Optionee. Notwithstanding the provisions of Section 10.7 and 10.8 above, in the event of the death of an Optionee during the term of the Option who shall have been in Continuous Status as an Employee since the date of grant of the Option, the Option may be exercised, at any time within six (6) months (or such shorter period as is specified in the grant) following the date of death (but in no event later than the date of expiration of the term of such Option as set forth in the Option Agreement), by the Optionee’s estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent of the right to exercise that would have accrued had the Optionee continued living and remained in Continuous Status as an Employee or Consultant six (6) months after the date of death. The Board shall have the exclusive discretion, in exceptional cases, to decide whether an extension to the aforesaid periods is to be granted, and under which terms.

11.	Non-Transferability of Options and Stock Purchase Rights. The Option may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee. Notwithstanding the aforementioned the Committee may, at its sole discretion, approve the transfer of the Option by the Optionee to any entity under the Optionee’s control ( the “Transferee”) provided inter alia that: (i) the Transferee has agreed in writing to be bound by all obligations by which the Optionee is bound including without limitation the Company’s right to cancel options which would otherwise be exercisable in the events described in Section 10.7 above; (ii) that the Optionee shall provide assurances, to the satisfaction of the Committee, that all taxes applicable with regard to such transfer were paid, or an approval from the tax authority that the Company’s and/or the Trustee, as the case may be, are exempt from performing any withholding and/or any other liability with regard to such transfer and further that any of the Company’s liabilities under Section 102 of the Income Tax Ordinance shall expire immediately upon consummation of such transfer with regards to the options so transferred; and (iii) that the issuance of shares issuable in the event of exercise of the Option by the Transferee is compliant with the requirements of the applicable securities law including, without limitation, the rules applicable to the registration of shares issuable under option plans.

12.	Adjustments Upon Changes in Capitalization or Merger.

12.1	Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number of shares of Ordinary Stock covered by each outstanding Option, and the number of shares of Ordinary Stock which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, as well as the Exercise Price shall be proportionately adjusted for any increase or decrease in the number of issued shares of Ordinary Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Ordinary Stock, or any other increase or decrease in the number of issued shares of Ordinary Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Ordinary Stock subject to an Option.

12.2	Dissolution or Liquidation. Other than with respect to the events described in Section 12.3 herein, in the event of the proposed dissolution or liquidation of the Company, the Option will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Committee. The Committee may, in the exercise of its sole discretion in such instances, declare that any Option shall terminate as of a date fixed by the Committee and give each Optionee the right to exercise his Option as to all or any part of the Optioned Stock, including Shares as to which the Option would not otherwise be exercisable.

12.3	Merger, Sale of Assets, Change of Control.

12.3.1	Acceleration Events: In the event of a (i) proposed sale of all or substantially all of the assets of the Company or; (ii) a proposed merger of the Company with or into another corporation, which after such transaction the Company will hold less than fifty per cent (50%) of the shares of the surviving entity, or (iii) a proposal to purchase the Company’s shares so that after such purchase the purchaser will hold fifty percent (50%) or more of the Company’s shares or; (iv) a Special Purchase Offer as such term is defined in Section 328 of the Company’s Law – 1999 ( “Acceleration Event”), the vesting process shall be accelerated so that each Optionee, who maintains Continuous Status as an Employee at the date of occurrence of an Acceleration Event shall be deemed to have held the Option for a period which is 12 month longer than the actual period in which the Optionee had actually held the Option, and the amount of Shares exercisable in such an event shall be calculated accordingly.

12.3.2	Upon the occurrence of an Acceleration Event the Company shall notify all Optionees of their right to exercise the Option, and each Optionee shall be entitled to exercise the Option, with regard to the such amount of Shares exercisable under the Plan, including such Shares exercisable due to the acceleration of the vesting process, within 15 days of such notice, by way of sending a notice of exercise to the Company.

12.3.3	The right to exercise any portion of the Option granted which would not otherwise be exercisable, is subject to the completion and perfection of any of the transactions described under Section 12.3.1 above, including the attainment of all regulatory and any other approval required under applicable law. It is specifically stated that in the event that any of the transactions described under Section 12.3.1 above is not completed and perfected for any reason whatsoever, such right shall be null and void. In such an event the Optionee shall be entitled either to cancel his notice of exercise with respect to all the stock exercised under the notice of exercise described in Section 12.3.2 above, or exercise that part of the Optioned Stock which would have been exercisable by the Optionee according to the terms of the Plan if the relevant Acceleration Event was not to occur, or any part thereof.

12.3.4	Cashless Exercise: The Committee at its sole discretion may determine that the exercise of the Option in the events described in Sections 12.3.1(ii) and (iv) (in the event that the consideration payable for the Shares purchasable under such transaction is for cash), may be made by way of deduction of the Exercise Price from the price payable for the Shares purchasable by the purchaser of the Share which would be exercised under the terms of such transaction. The Committee shall be entitled to condition such form of exercise described in this Section 12.3.4 on any terms it may deem fit in order to secure payment of the exercise price of such Option.

13.	Time of Granting Options. The date of grant of an Option shall, for all purposes, be the date on which the Committee determines granting such Option. Notice of the determination shall be given to each Employee or Consultant to whom an Option is so granted within a reasonable time after the date of such grant.

14.	Amendment and Termination of the Plan

14.1	Amendment and Termination. The Committee may at any time amend, alter, suspend or discontinue the Plan from time to time in such respects as the Committee may deem advisable provided that the following revisions or amendments shall require approval of the Board

14.2	Effect of Amendment or Termination. Any such amendment or termination of the Plan shall not affect Options already granted, and such Options shall remain in full force and effect as if this Plan had not been amended or terminated, unless mutually agreed otherwise between the Optionee and the Board, which agreement must be in writing and signed by the Optionee and the Company.

15.	Conditions Upon Issuance of Shares. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of law, and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

Asa condition to the exercise of an Option, the Company may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned relevant provisions of law.

16.	Reservation of Shares. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

17.	Agreements. Options shall be evidenced by written agreements in such form as the Committee shall approve from time to time.

18.	Shareholders Approval

Continuance of the Plan shall be subject to approval by the shareholders of the Company within twelve (12) months before or after the date of grant. To remove any doubt if the plan is not approved by the Company’s shareholders within 12 month of the date of grant it shall be deemed null and void and all options granted under the Plan prior to the date in which such approval was to be granted shall be invalidated and may not be exercised under any circumstance. It is further clarified that shareholders approval is condition precedent to the validity of each option granted and no Optionee shall be entitled to any right in lieu of any option cancelled or invalidated as a result of failure to obtain shareholder approval for the plan regardless of the reasons which brought about such failure.

19.	Governing Law

The Plan and all instruments issued there under or in connection therewith shall be governed by, and interpreted in accordance with, the Laws of the State of Israel.

20.	Application of funds

The proceeds received by the Company from the sale of shares pursuant to the Options granted under the Plan will be used for general corporate purposes of the Company or any subsidiary thereof.

21.	Tax Consequences

This plan shall be governed by Section 102 of the Israeli Income Tax Ordinance [New version] 1961 and the rules promulgated there under. Any tax consequences arising from the grant or the exercise of any Option, from payment for shares covered thereby or from any other event or act (of the Company or the Optionee) hereunder, shall be borne solely by the Optionee. Furthermore, the Optionee shall agree to indemnify the Company and the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty.

Notwithstanding the provisions of the preceding paragraph the Company’s management may determine with respect to each grant and under its sole discretion that the Option granted under such grant shall not be made in accordance with Section 102 described above, and determine the relevant taxation mechanism with respect to each grant under Section 102 or otherwise (including any alternative which may be available under the applicable tax laws at the time of grant) Such determination shall be made with respect to the entire Plan (subject to applicable law) or with respect to each particular grant by stating the same on the document of grant furnished to each such Employee.